                                                            OMB APPROVAL
                                                   OMB NUMBER:     3235-0116
                                                   EXPIRES:        JULY 31, 2008
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE:      6.20


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of:          JUNE 2006

Commission File Number:    0-13979

                            BREAKWATER RESOURCES LTD.
         95 Wellington Street West, Suite 950, Toronto, Ontario M5J 2N7


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: FORM 20-F [ ] FORM 40-F |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1):   YES [ ]     NO  |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): YES [ ] NO |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
YES [ ] NO |X|


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BREAKWATER RESOURCES LTD.


Date:    June 23, 2006                  By:      "/s/ PRIYA PATIL"
                                            ------------------------------------
                                                 Corporate Counsel & Secretary


                                INDEX TO EXHIBITS

The following document is being filed with the Commission as exhibit to, and is incorporated by reference into and form part of, the report on Form 6-K.

Exhibit I: Report of Voting Results (Annual and Special Meeting held on June 8, 2006)

Exhibit II:  Share Incentive Plan Amended and Restated as of June 8, 2006.